July 1, 2022

VIA EDGAR

Office of Trade & Service

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Keira Nakada Lyn Shenk Cara Wirth Erin Jaskot
Re:	Duddell Street Acquisition Corp. Registration Statement on Form S-4 File No. 333-261483 Request for Effectiveness

Dear Keira Nakada, Lyn Shenk, Cara Wirth and Erin Jaskot:

Reference is made to the Registration Statement on Form S-4 (File No. 333-261483) filed by Duddell Street Acquisition Corp. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2022 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 3:00 p.m., Eastern Time, on July 1, 2022, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact James C. Lin at +852-2533-3368 (james.lin@davispolk.com) with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Lin when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours, DUDDELL STREET ACQUISITION CORP.
By:	/s/ Manoj Jain
Name:	Manoj Jain
Title:	Chief Executive Officer

cc:	James C. Lin, Davis Polk & Wardwell LLP